FORM 3

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

      Filed pursuant to Section 16(a) of the Securities Exchange Act of
        1934, Section 17(a) of the Public Utility Holding Company Act
       of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Lancer Partners, Limited Partnership
     (Last)         (First)        (Middle)


     475 Steamboat Road
          (Street)

     Greenwich     Connecticut     06930
     (City)         (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)

          07/07/99

3.   IRS or Social Se-
     curity Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     DRS Technologies, Inc. (f/k/a Diagnostic/Retrieval Systems, Inc. (DRS)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)


     _____ Director                __X__ 10% Owner

     _____ Officer  (give          _____ Other (specify
               title below)                     below)


6.   If Amendment, Date of Original

     (Month/Day/Year)

7.   Individual or Joint/Group Filing (check applicable line)

          Form filed by One Reporting Person
  ---
   X
  ---     Form filed by more than One Reporting Person

                                       Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Beneficial Ownership
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)                    (Instr. 4)


Common Stock, $.01 par
 value per share                     549,750                          D

Common Stock, $.01 par
 value per share                      27,800                          I                        See p. 3 of Attached

Common Stock, $.01 par
 value per share                   1,151,350                          I                        See p. 3 of Attached
                    Total          1,728,900



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).


                                                             Page 1 of 4

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security(5)        (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------





Explanation of Responses:  See p. 3 of Attached.


**   Intentional misstatements or omissions of facts constitute            Lancer Partners, Limited Partnership
     Federal Criminal Violations.                                          By: Lancer Management Group II, LLC, General Partner

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                 By: /s/ Michael Lauer              07/07/99
                                                                               ----------------------------    -------------
                                                                           **Signature of Reporting Person          Date
                                                                                     Michael Lauer, Manager

Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.


                                                             Page 2 of 4

Designated Filer:        Lancer Partners, Limited Partnership

Date of Event:           07/07/99

Issuer Name and Symbol:  DRS Technologies, Inc. (f/k/a Diagnostic/Retrieval
                         Systems, Inc.) (DRS)

-----------------------------------------------------------------------------

          This Form 3 is filed by Lancer Partners, Limited Partnership ("Lancer Parnters"), Michael Lauer ("Lauer") and Lancer Offshore, Inc. ("Lancer Offshore") (collectively the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Lauer's principal business address is 475 Steamboat Road, Greenwich, Connecticut 06930. Lancer Partners's principal business address is 475 Steamboat Road, Greenwich, Connecticut 06930. Lancer Management Group II, LLC, a Connecticut limited liability company ("LMG II"), is the sole general partner of Lancer Partners. Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities and, as such, Lauer has full voting and dispositive power with respect to all of the securities owned by Lancer Partners. Lacer Offshore's principal business address is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. Lancer Management Group, LLC, a Connecticut limited liability company ("LMG"), is the sole investment manager of Lancer Offshore. Lauer is the sole manager and principal member of LMG and he controls all of its operations and activities and as such, has full voting and dispositive power with respect to all of the securities owned by Lancer Offshore.

     Set forth below are the names of the Members and the amount of securities beneficially owned (all ownership is direct):

                                        Amount of Securities
               Name of Member           Beneficially Owned
               -------------            ------------------

               Lancer Partners               549,750
               Lauer                          27,800
               Lancer Offshore             1,151,350
                                           ---------

                         Total             1,728,900
                                           =========

Designated Filer:        Lancer Partners, Limited Partnership

Date of Event:           07/07/99

Issuer Name and Symbol:  DRS Technologies, Inc. (f/k/a Diagnostic/Retrieval
                         Systems, Inc.) (DRS)

_____________________________________________________________________________


                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 1999

                              LANCER PARTNERS, LIMITED PARTNERSHIP

                              By:  Lancer Management Group II, LLC,
                                   General Partner


                              By:  /s/ Michael Lauer
                                   -----------------------
                                   Name:     Michael Lauer
                                   Title:    Manager


                              LANCER OFFSHORE, INC.

                              By:  Lancer Management Group, LLC,
                                   Investment Manager


                              By:  /s/ Michael Lauer
                                   -----------------------
                                   Name:     Michael Lauer
                                   Title:    Manager



                              /s/  Michael Lauer
                              -----------------------
                                   Michael Lauer

                                 Page 4 of 4